Metalla Reports Financial Results For the First Quarter of Fiscal 2019

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Oct. 25, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces its financial results for the first quarter of fiscal 2019. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three months ended August 31, 2018, please see the Company's filings on SEDAR or the Company's website (http://www.metallaroyalty.com/).

"Metalla had a strong first quarter of fiscal 2019 highlighted by record revenue from our streaming interests" commented Brett Heath, President and CEO of Metalla "We were also pleased to complete the acquisition of the Garrison royalty which complements our portfolio of high-quality assets with strong counterparties."

FIRST QUARTER FINANCIAL HIGHLIGHTS

During the three months ended August 31, 2018, the Company:

•	shipped and provisionally invoiced 221,433 attributable silver ounces ("oz.") at an average realized price of US$15.48 (2017 - US$16.78) and average cash cost of US$6.52 (2017 - US$7.09) per oz. (see non-IFRS Financial Measures);

•	recognized revenue from stream interest of $3,900,301 (2017 - $672,078), income from operations of $244,313 (2017 - loss of $954,719), net loss of $312,031 (2017 - $1,013,686), and adjusted EBITDA of $1,731,581 (2017 - $79,270) (see non-IFRS Financial Measures);

•	recorded cash flow from operating activities, before net change in non-cash working capital items, of $1,322,771 (2017 - negative $38,794), resulting in working capital of $5,990,000 (May 31, 2018 - $4,661,792);

•	had 41,415 attributable silver oz. remaining and to be sold in subsequent periods;

•	generated operating cash margin of US$8.96 (2017- US$9.69) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);

•	completed the acquisition, through a plan of arrangement, of ValGold Resources Ltd. ("ValGold") for a 2.0% NSR royalty on certain claims of Osisko Mining Inc.'s Garrison Project; and

•	increased the monthly dividend rate effective June 2018 to $0.0015 per share to the shareholders of the Company (please see news release dated March 19, 2018 for further information).

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at
www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act''), or any state securities laws, and may not be offered or sold in the United States, or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S of the U.S. Securities Act) unless pursuant to an exemption therefrom. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company dated January 23, 2018 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

Non-IFRS Financial Measures

The items marked with a "(1)" are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the three months ended August 31, 2018 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

SOURCE Metalla Royalty and Streaming Ltd.

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%SEDAR: 00005157E

For further information: Contact Information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 20:05e 25-OCT-18